EXECUTION COPY

Dated: 21 July 2004

(1)	BCK VENTURES LIMITED as the Borrower

(2)	BEMA GOLD CORPORATION, WHITE ICE VENTURES LIMITED and KUPOL VENTURES LIMITED as the Guarantors

and

(3)	BAYERISCHE HYPO- UND VEREINSBANK AG, as the Lender

U.S.$60,000,000 TERM LOAN FACILITY AGREEMENT

• Portions have been omitted as confidential information and marked with an *

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THIS AGREEMENT, dated 21 July, 2004 (as amended, modified or supplemented in accordance with the terms hereof, this "Agreement"), between:

(1)	BCK VENTURES LIMITED (the "Borrower");

(2)	BEMA GOLD CORPORATION ("Bema"), WHITE ICE VENTURES LIMITED ("White Ice") and KUPOL VENTURES LIMITED ("Kupol Cyprus" and, collectively with White Ice and Bema, the "Guarantors"); and

(3)	BAYERISCHE HYPO- UND VEREINSBANK AG, (the "Lender").

WITNESSETH

A.	Bema is the owner, directly, of all the outstanding share capital of each of the Borrower and White Ice, and White Ice is the owner, directly, of all the outstanding share capital of Kupol Cyprus.

B.
Kupol Cyprus is the owner of twenty six per cent (26%) of the outstanding shares of capital stock of the Kupol Project Company (and Kupol Cyprus is the owner of the Kupol Option pursuant to which Kupol Cyprus has the option to increase such percentage ownership interest to seventy five percent (75%) less one common share) and the Kupol Project Company owns all of the assets comprising the Kupol Project.

C.
Bema and the Borrower wish to obtain financing in order to supply funds to the Borrower for the purpose of (a) advancing funds to the Kupol Project Company in order to fund the development of the Kupol Project, (b) advancing funds to Bema and/or its affiliates in order to reimburse Bema and/or its affiliates for funds expended by Bema and/or its affiliates in connection with the development of the Kupol Project, and (c) paying interest accrued hereunder.

D.	The Lender has, subject to the terms and conditions of this Agreement, agreed to extend its Commitment to make the Loans to the Borrower in order to provide such financing.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

The following terms when used in this Agreement shall have the following meanings:

"Agreed Environmental Requirements" means any policies and guidelines of whatsoever nature relating to environmental, health and safety or similar issues and issued from time to time by the World Bank Group or the International Finance Corporation.

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"Agreement" is defined in the preamble. "Applicable Margin" means:

(a)	for the period from the Effective Date to 21 July, 2005, two and one half percent (2.50%) per annum;

(b)	for the period from 21 July, 2005 to 21 January, 2006, two and three quarters percent (2.75%) per annum; and

(c)	on and after 21 January, 2006, two and seventeen twentieths percent (2.85%) per annum.

"Approval" means an approval, authorisation, license, permit, consent, filing or registration by or with any Governmental Agency or other person.

"Authorised Representative" means, relative to any Obligor, those of its officers whose signatures and incumbency shall have been certified to the Lender pursuant to Clause 5.1.1.

"Bema" is defined in the preamble.

"Bema Security Agreement" means the Securities and Debt Pledge Agreement between Bema and the Lender substantially in the form of Exhibit A-1 attached hereto and relating to shares issued by each of the Borrower and White Ice to Bema and indebtedness owed by White Ice to Bema.

"Borrower" is defined in the preamble.

"Borrowing Date" means any Business Day on which a Loan is to be made pursuant to Clause 2.2.

"Borrowing Request" means a loan request and certificate duly executed by an Authorised Representative of each of the Borrower and Bema, substantially in the form of Exhibit E attached hereto.

"Business Day" means:

(a)
any day which is not a Saturday, Sunday, legal holiday or any other day on which banks are authorised or required to be closed in Vancouver, British Columbia, London, England or New York, New York; and

(b)	relative to the calculation of the LIBO Rate, any day on which dealings in Dollars are carried on in the London interbank market.

"Calculation Date" means each 30 June and 31 December in each calendar year commencing with 31 December, 2004. "Calculation Period" means each period of six (6) months ending on a Calculation Date.

"Capital Expenditures" means, for any period and with respect to any person, the sum of:

(a)
the aggregate amount of all expenditures of such person for fixed or capital assets (including expenditures incurred in connection with deferred development costs) made during such period which would be classified as capital expenditures;

plus

(b) the aggregate amount of all Capitalised Lease Liabilities incurred during such period.

Expenditures incurred in connection with the start up of the Refugio Project shall, notwithstanding the provisions of Clause 1.6, be deemed to be Capital Expenditures and shall not be included in the calculation of Consolidated Cash Flow.

"Capitalised Lease Liabilities" means all monetary obligations of any person under any leasing or similar arrangement which would be classified as capitalised leases, and, for purposes of this Agreement and each other Loan Document, the amount of such obligations shall be the capitalised amount thereof, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Cerro Casale Project" means the Cerro Casale gold and copper project located in the Province of Copiapo, Chile.

"Change in Control" means any of:

(a)
the failure of Bema to own (and to have sole power to vote and dispose of), directly and free and clear of all liens (other than liens in favour of the Lender granted pursuant to the Security Agreements) one hundred percent (100%) of the share capital (however designated) of each of the Borrower and White Ice;

(b)
the failure of White Ice to own (and to have sole power to vote and dispose of), directly and free and clear of all liens (other than the liens in favour of the Lender granted pursuant to the Security Agreements) one hundred percent (100%) of the share capital (however designated) of Kupol Cyprus;

(c)
the failure of Bema to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all liens (other than the liens granted in connection with the Julietta Project Loan Agreement) at least seventy nine percent (79%) of the share capital (however designated) of the Julietta Project Company;

(d)	the failure of Bema to own (and to have sole power to vote and dispose of), directly or indirectly and free and clear of all liens at least forty nine and one half percent (49.5%) of the share capital (however designated) of the Refugio Project Company;

(e)
the failure of Kupol Cyprus to own (and to have sole power to vote and dispose of), directly and free and clear of all liens at least twenty six percent (26%) of the share capital (however designated) of the Kupol Project Company; or

(f)
the acquisition of direct or indirect control of Bema by a person or group of persons acting jointly or otherwise in concert (and as used in this paragraph (f) the term "control" means, in respect of a particular person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policy of such person, whether through the ability to exercise voting power, by contract or otherwise).

"Charged Share Issuers" means, collectively, White Ice, Kupol Cyprus and the Borrower.

"Commitment" means the Lender’s obligation to make and to maintain the Loans, in each case pursuant to the terms and subject to the conditions of this Agreement.

"Commitment Amount" means (a) U.S.$60,000,000 less (b) any reduction of the Commitment Amount effected pursuant to Clause 2.4.

"Commitment Termination Date" means 21 January, 2006, or if earlier, the date of the termination of the Commitment pursuant to Clause 10.2 or 10.3.

"Compliance Certificate" means a certificate duly executed by an Authorised Representative of Bema, substantially in the form of Exhibit G attached hereto.

"Consolidated Cash Flow" means, for any period (and subject to the last paragraph of the definition of the term "Capital Expenditures"), the total operating cash flows generated by Bema and the Relevant Bema Group Companies (excluding, for the avoidance of doubt, any proceeds received from the sale or exercise of warrants, shares or any other equity interests) after all operating expenses (including production and reclamation funding costs, royalties, general and administration costs and exploration and other expenses but excluding taxes and, for the avoidance of doubt, Capital Expenditures), in each case during such period.

"Consolidated Interest Cover Ratio" means, for any period, the ratio of:

(a)	Consolidated Cash Flow for such period,

to

(b)	Consolidated Net Interest Expense for such period.

"Consolidated Leverage Ratio" means, for any period, the ratio, expressed as a percentage, of:

(a)	Consolidated Net Debt as at the end of such period

to

(b) Consolidated Cash Flow for such period.

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"Consolidated Net Interest Expense" means, for any period, the excess of:

(a)	the amount in Dollars which will be necessary in order to pay in full all interest, premium and similar amounts (howsoever characterised and including:

	(i)	the interest element of finance Leases;

	(ii)	discount and acceptance fees payable (or deducted);

(iii)
fees payable in connection with the issue or maintenance of any bond or letter of credit, guarantee or other insurance against financial indebtedness and issued by a third party on behalf of Bema or any of its subsidiaries;

	(iv)	repayment and prepayment premiums payable or incurred in repaying or prepaying any financial indebtedness; and

	(v)	commitment, utilisation and non-utilisation fees payable or incurred in respect of financial indebtedness.

but excluding any premiums in respect of political risk insurance payable pursuant to the Julietta Project Loan Agreements) becoming due and payable during such period in respect of this Agreement and all other financial indebtedness of Bema and the Relevant Bema Group Companies.

less

(b)	the amount in Dollars in respect of interest accrued due during such period on cash balances maintained by Bema and the Relevant Bema Group Companies.

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"Continuation Notice" means a notice of continuation and certificate duly executed by an Authorised Representative of the Borrower and Bema, substantially in the form of Exhibit F attached hereto.

"Convertible Notes Trust Deed" means the Trust Deed, dated 25 February, 2004 between Bema and BNY Trust Company of Canada.

"Convertible Notes" means the Notes issued pursuant to (and defined in) the Convertible Notes Trust Deed.

"Default" means any Event of Default or any condition or event which, after notice, lapse of time, the making of any required determination or any combination of the foregoing, would constitute an Event of Default.

"Dollar" and the sign "U.S.$" mean lawful money of the United States of America.

"Dollar Lending Office" means the office of the Lender designated as such below its signature hereto or such other office of the Lender as may be designated from time to time by notice from the Lender to the Borrower.

"Effective Date" is defined in Clause 12.8.

"Environmental Law" means any applicable law relating to or imposing liability or standards of conduct concerning the environment including laws relating to reclamation of land and waterways and laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes.

"Event of Default" is defined in Clause 10.1.

"Final Maturity Date" means, the earlier to occur of (a) subject to Clause 3.4, 21 July, 2006, and (b) the date on which the initial borrowing in connection with the Kupol Permanent Financing is drawn down.

"Fiscal Quarter" means any quarter of a Fiscal Year.

"Fiscal Year" means any period of twelve consecutive calendar months ending on 31 December.

"Framework Agreement" means the Amended and Restated Framework Agreement, made effective as of 5th December, 2002 and amended and restated as of 7th August, 2003 among Gossudarstvennoe Unitarnoe Predpriyatie Chukotskogo Autonomnogo Okruga "Chukotsnab", Bema, Kupol Cyprus (as successor in interest to Chukotka Ventures Limited) and the Kupol Project Company.

"GAAP" is defined in Clause 1.6.

"Governmental Agency" means any supranational, national, federal, state, regional, tribal or local government or governmental department or other entity charged with the administration, interpretation or enforcement of any applicable law.

"Guarantees" means, collectively, the three Deeds of Guarantee and Indemnity, each issued by a Guarantor and each substantially in the form of Exhibit B attached hereto.

"Guarantors" is defined in the preamble.

"Hazardous Material" means any pollutant or contaminant or hazardous, dangerous or toxic chemical, material, substance or waste within the meaning of any Environmental Law.

"Impermissible Qualification" means, relative to the opinion or report of any auditor as to any financial statement of any Obligor, any qualification or exception to such opinion or report:

(a)	which suggests that such Obligor is not or may not be a "going concern" or which is of a similar nature to the same;

(b)	which suggests that there has been any limitation in the scope of examination of material matters relevant to such financial statement; or

(c)
which questions the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which would be to cause a breach of the terms of Clause 8.1.

"Indemnified Liabilities" is defined in Clause 12.4.

"Indemnified Parties" is defined in Clause 12.4.

"Independent Engineer" means the firm of Steffen, Robertson & Kirsten, or such other independent mining consultant as is retained by the Lender and as shall, at any time when no Default shall then have occurred and be continuing, be consented to by the Borrower (such consent not to be unreasonably withheld or delayed).

"Interest Period" means, in connection with each Loan:

(a)
initially, the period from the date such Loan is made to the day which numerically corresponds to the date one (1), two (2) or three (3) months thereafter (or such other date as agreed between the Lender and the Borrower) as the Borrower may irrevocably select in the Borrowing Request for such Loan delivered pursuant to Clause 2.2; and

(b)
thereafter, each period from the last day of the immediately preceding Interest Period to the day which numerically corresponds to such date one (1), two (2) or three (3) months thereafter (or such other date as may be agreed between the Lender and the Borrower) as the Borrower may irrevocably select in the relevant Continuation Notice delivered pursuant to Clause 2.3;

provided, however, that:

(c)
absent the timely selection of an Interest Period pursuant to Clause 2.3, the Borrower shall be deemed to have selected that such Loan be continued for an Interest Period of one (1) month or such other duration as shall be required in order to comply with the other provisions of this Agreement;

(d)
if an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next following Business Day, unless such Business Day occurs in the next following calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

(e)	the final Interest Period shall end not later than the Final Maturity Date; and

(f)	the Lender shall be able to select Interest Periods satisfactory to it pursuant to Clause 3.2.2.

"Julietta Project" means the Julietta gold project located in the Omsukchansk Region of the Magadan Oblast of the Russian Far East (comprising certain gold and silver deposits contained in the Engterinskoye ore field and all associated exploration, production and ancillary facilities).

"Julietta Project Company" means Closed Joint Stock Company "Omsukchansk Mining and Geological Company", a closed joint stock company organised and existing under the laws of Russia.

"Julietta Project Loan Agreements" means, collectively:

(a)
the Loan Agreement, dated 5 September 2000, among Closed Joint Stock Company "Omsukchansk Mining and Geological Company", as Borrower, New Arian Resources Corporation and Bema Gold Corporation, as the Completion Guarantors, the financial institutions referred to therein as the Lenders and the Lead Arrangers, and Standard Bank London Limited, as the Facility Agent for the Lenders; and

(b)	the IFC Loan Agreement (as defined in the agreement referred to in clause (a)).

"Kupol Cyprus" is defined in the preamble.

"Kupol Option" means the option of Kupol Cyprus to acquire up to seventy five percent (75%) of the outstanding shares of capital stock (less one common share) of the Kupol Project Company granted pursuant to the Framework Agreement.

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"Kupol Project" means the Kupol gold-silver project located in the Chukotka Province, Russia (comprising the Kupol gold-silver ore body and all associated exploration, production and ancillary facilities).

"Kupol Project Company" means Closed Joint Stock Company Chukotka Mining and Geological Company, a closed joint stock company organised and existing under the laws of Russia.

"Lender" is defined in the preamble.

"LIBO Rate" means, relative to any Interest Period, the offered rate of interest per annum which appears on Reuters Screen Page LIBOR 01 (or such other page or service in replacement thereof as may be utilised by banks generally from time to time for the purpose of displaying London interbank offered rates for deposits denominated in Dollars) as at 11:00 a.m. for the number of months (or other period) comprising such Interest Period, calculated at the date which is two (2)

Business Days prior to the first day of such Interest Period; provided, however, that in the event that no such display rate is available for Dollars at such time, the "LIBO Rate" shall equal the Lender's cost of funds for funding the relevant Loan in the London interbank market for such Interest Period.

"Loan" and "Loans" are defined in Clause 2.1(a) and shall, as the context may require, be deemed to refer to the principal amount thereof outstanding from time to time.

"Loan Document" means any of this Agreement, the Security Agreements, the Guarantees and each other instrument executed by any Obligor evidencing any obligation (monetary or otherwise) to the Lender in connection with and pursuant to this Agreement and the transactions contemplated hereby and delivered to the Lender.

"Materially Adverse Effect" means the effect of any event or circumstance which, in the reasonable opinion of the Lender:

(a)	is or is likely to be materially adverse to the ability of any Obligor to perform or comply with any of its respective obligations under the Loan Documents;

(b)
is or is likely to be materially adverse to the ability of the Relevant Bema Group Companies to operate their respective businesses in a manner which is consistent with the financial projections and other information contained in the Technical Review; or

(c)
is or is likely to be materially prejudicial to the business, operations, performance, properties, condition (financial or otherwise) or prospects of the Julietta Project, the Refugio Project or the Relevant Bema Group Companies.

"Obligations" means, with respect to each Obligor, all obligations of such Obligor with respect to the repayment or performance of all obligations (monetary or otherwise) of such Obligor arising under or in connection with this Agreement and each other Loan Document and where the term "Obligations" is used without reference to a particular Obligor, such term means the Obligations of all Obligors.

"Obligors" means, collectively, the Borrower and the Guarantors.

"Organic Document" means, with respect to each Obligor:

(a)	its memorandum and articles of association or constitution or similar documents in any applicable jurisdiction; and

(b)	all shareholder agreements, voting trusts and similar arrangements applicable to any of its authorised shares of capital stock or other equity interests.

"Petrex Project Company " means EAGC Ventures Corp., a company organised and existing under the laws of the Province of Ontario.

"Process Agent" is defined in Clause 12.13(c) .

"Process Agent Acceptance" means a letter from the Process Agent to the Lender, substantially in the form of Exhibit D attached hereto.

"Project Indebtedness" means indebtedness of any subsidiary of Bema (other than any Obligor) incurred for purpose of financing the development and operation of the Cerro Casale Project where the only assets of such subsidiary are such mining claim(s) and other assets (including cash) relating to the development and operation of the Cerro Casale Project or direct or indirect ownership interests in the subsidiary owning such mining claim(s) and other assets and where recourse in respect of such indebtedness is, to the reasonable satisfaction of the Lender, limited to:

(a)	the assets of any such subsidiary;

(b)	the direct or indirect ownership interest of Bema in any such subsidiary (including any intercompany debt owed by any such subsidiary to Bema or any other such subsidiary); and

(c)	an unsecured (except with respect to any lien of the nature described in clause (b)) guarantee of Bema in respect of such indebtedness.

"Refugio Project" means the Refugio gold project located in the Maricunga Mining District, Province of Copiapo, Chile (comprising the Verde and certain other gold deposits and all associated exploration, production and ancillary facilities).

"Refugio Project Company" means Compañia Minera Maricunga, a contractual mining company organised and existing under the laws of Chile.

"Relevant Bema Group Companies" means, collectively, Bema, its subsidiaries and subsidiary undertakings and their subsidiaries, in each case as in existence from time to time, and the Refugio Project Company but excluding, however (except, in the case of any reference to the Relevant Bema Group Companies contained in Clause 6.11, Clause 9.8 (with respect to, in the case of compliance with Clauses 9.8(a) and 9.8(b), compliance with Agreed Environmental Requirements and not, for the avoidance of doubt, Environmental Laws) and Clause 12.4), the Petrex Project Company and each of its subsidiaries.

"Relevant Kupol Event" means the occurrence, in the reasonable opinion of the Lender, of any of the following:

(a)
the occurrence of any event of circumstance which is or likely to be materially prejudicial to the business, operations, performance, properties, condition (financial or otherwise) or prospects of the Kupol Project or the implementation of the Kupol Permanent Financing (including the full availability of funds thereunder) on or prior to 21 July, 2006.

(b)
the failure of the Kupol Project Company to continue to own (or have rights to use) all or substantially all of the assets required or advisable for the continued development and operation of the Kupol Project;

(c)
the failure of Bema to use its best endeavours to ensure the implementation of the Kupol Permanent Financing, and the availability of funds to be drawn down in full thereunder, in each case on or prior to 21 July, 2006; or

(d)
(i) the Kupol Option shall cease to be in full force and effect or (ii) any other event or circumstance shall occur which shall make it unlikely that Bema is capable of increasing its ownership interest, directly or indirectly, in the outstanding shares of capital stock of the Kupol Project Company to seventy five percent (75%) (less one common share) on or prior to 21 July, 2006.

"Risk Management Agreement" means any instrument evidencing any Risk Management Obligation of any Relevant Bema Group Company.

"Risk Management Obligations" means, with respect to any person, all liabilities of such person under interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and all other agreements, options or arrangements designed to protect such person against fluctuations in interest rates, currency exchange rates or commodities (including precious and base metals) prices.

"Security Agreements" means, collectively, the Bema Security Agreement and the White Ice Security Agreements.

"Tax Credit" is defined in Clause 4.6(b) . "Tax Payment" is defined in Clause 4.6(b) . "Taxes" is defined in Clause 4.5.

"Technical Review" means the review of the operations and financial performance and prospects (including a cash flow model) of Bema and the Relevant Bema Group Companies, dated on or about the date hereof, prepared by the Independent Engineer as the same may be updated pursuant to Clause 7.1(h) .

"White Ice" is defined in the preamble.

"White Ice Security Agreement (Intercompany Debt)" means the Deed of Assignment between White Ice and the Lender substantially in the form of Exhibit A-2 attached hereto and relating to indebtedness owed by Kupol Cyprus to White Ice.

"White Ice Security Agreement (Shares)" means, the Deed of Charge and Memorandum of Deposit between White Ice and the Lender, substantially in the form of Exhibit A-3 attached hereto and relating to shares issued by Kupol Cyprus to White Ice.

"White Ice Security Agreements" means, collectively, the White Ice Security Agreement (Intercompany Debt) and the White Ice Security Agreement (Shares).

1.2	Additional Definitions

Any reference in this Agreement or any other Loan Document to:

	(a)	an "affiliate" of any person is a reference to a subsidiary or a holding company, or a subsidiary of a holding company, of such person;

(b)
"applicable law" means, with respect to any person or matter, any supranational, national, regional, tribal or local statute, law, rule, treaty, convention, regulation, order, decree, directive, consent decree, determination or other requirement (whether or not having the force of law but being one which a responsible organisation would regard as binding on it) relating to such person or matter and, where applicable, any interpretation thereof by any Governmental Agency having jurisdiction with respect thereto or charged with the administration or interpretation thereof and, in each such case, as the same may be amended, modified, codified or re-enacted, in whole or in part, and in effect from time to time.

(c)
references to the "Borrower", any "Guarantor", any "Obligor", the "Lender" or any other party to a Loan Document shall be construed so as to include their respective successors and permitted transferees and assigns in accordance with their respective interests and in accordance with the terms of the relevant Loan Document;

(d)
"financial indebtedness" shall be construed as a reference to any indebtedness for or in respect of moneys borrowed or raised by whatever means (including by means of acceptances under any acceptance credit facility, the issue of loan stock, any liability in respect of a finance or capital lease and any obligations evidenced by bonds, notes, debentures or similar instruments) or for the deferred purchase price of assets or services (excluding normal trade debt which does not include any interest payment or finance charge (other than interest payable for late payment)) or any other transaction having the commercial effect of a borrowing;

	(e)	a "holding company" of a company or corporation shall be construed as a reference to any company or corporation of which the first-mentioned company or corporation is a subsidiary;

	(f)	"indebtedness" shall be construed so as to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(g)
"instrument" means any contract, agreement, indenture, mortgage, document or writing (whether by formal agreement, letter or otherwise) under which any obligation is evidenced, assumed or undertaken, or any lien (or right or interest therein) is granted or perfected or purported to be granted or perfected;

(h)
a "lien" means any mortgage, charge, pledge, hypothecation, assignment by way of security, deposit arrangement, encumbrance, lien (statutory or otherwise), title retention, finance lease, factoring or discounting of debts or other security interest on or over present or future assets of the person concerned securing any obligation of any person or any other type of preferential or trust arrangement having a similar effect, including any such security interest which arises or is imposed by operation of law but excluding any contractual set-off right or any similar right arising under mandatory principles of applicable law;

(i)
a "person" means any natural person, corporation, partnership, firm, association, trust, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity;

(j)
a "quarter" means each three (3) month period beginning in any year on each of 1 January, 1 April, 1 July or 1 October or, if any such date is not a Business Day, the immediately preceding Business Day;

(k)	a "subsidiary" and a "subsidiary undertaking" shall have the same meaning as in the Companies Act 1985 of the United Kingdom; and

(l)
the "winding-up" or "dissolution" of a company or the appointment of an "administrative receiver", a "receiver", "manager", "liquidator" or an "administrator" with respect to a company shall be construed so as to include any equivalent or analogous proceedings or, as the case may be, person under the law of the jurisdiction in which such company is incorporated or any jurisdiction in which such company carries on business.

1.3	Interpretation

Unless a clear contrary intention appears, this Agreement and each other Loan Document shall be construed and interpreted in accordance with the provisions set forth below:

(a)
reference to any agreement (including the Schedules and Exhibits hereto and to any other Loan Document), document or instrument means such agreement, document or instrument as amended, supplemented, novated, refinanced, replaced, waived, restated or modified, and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

	(b)	a reference to a time of day shall be construed as a reference to London time;

	(c)	"including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term;

	(d)	the singular number includes the plural number and vice versa;

	(e)	reference to any person includes such person’s successors, substitutes and assigns but, if applicable, only if such successors, substitutes and assigns are permitted by this Agreement or such other Loan Document, and reference to a person in a particular capacity excludes such person in any other capacity or individually;

(f)	reference to any gender includes any other gender;

(g)
"hereunder", "hereof", "hereto", "herein" and words of similar import shall be deemed references to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular Clause or other provision hereof or thereof;

(h)	relative to the determination of any period of time, "from" means "from

(and including)" and "to" means "to (but excluding)";

(i)	a reference to a "corporation" or "company" shall be construed as a reference to the analogous form of business entity used in any relevant jurisdiction;

(j)	when an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning; and

(k)	a reference to fees, costs, charges or expenses includes all value added tax or other applicable taxes imposed thereon.

1.4	Use of Defined Terms

Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in this Agreement shall have such meanings when used in each Borrowing Request, each Continuation Notice, each Compliance Certificate, each other Loan Document and each notice and other communication delivered from time to time in connection with this Agreement or any other Loan Document.

1.5	Cross-References

Unless otherwise specified, references in this Agreement and in each other Loan Document to any Clause or sub-clause are references to such Clause or sub-clause of this Agreement or such other Loan Document, as the case may be.

1.6	Accounting and Financial Determinations

All accounting terms used herein or in any other Loan Document (except to the extent set forth herein or therein) shall be interpreted, all accounting determinations and computations hereunder or thereunder shall be made, and all financial statements required to be delivered hereunder or thereunder shall be prepared in accordance with generally accepted accounting principles as in effect in Canada ("GAAP"), in each case, applied (subject to the provisions of Clause 1.7) on a basis consistent with the preparation of the financial statements referred to in Clause 6.5.

1.7	Change in Accounting Principles

If, after the Effective Date, there shall (without prejudice to Clause 1.6 and Clause 9.13(b)) be any change to Bema's Fiscal Year, or in the application of the accounting principles used in the preparation of the financial statements referred to in Clause 6.5(a) as a result of the promulgation of rules, regulations, pronouncements, or opinions by any Governmental Agency or any entity with responsibility for the administration of accounting standards (or agencies with similar functions) which changes, in any such case, result in a change in the method of calculation of financial covenants, standards, or terms applicable to any Relevant Bema Group Company found in this Agreement or any other Loan Document, the parties hereto agree promptly to enter into negotiations in order to amend such financial covenants, standards or terms so as to reflect equitably such changes with the desired result that the evaluations of such Obligor’s financial condition shall be the same after such changes as if such changes had not been made; provided, however, that until the Lender has given its consent to such amendments, each Relevant Bema Group Company's financial condition shall continue to be evaluated on the same principles as those used in the preparation of the financial statements referred to in Clause 6.5.

1.8	General Provisions as to Certificates and Opinions, etc

Whenever the delivery of a certificate is a condition precedent to the taking of any action by the Lender hereunder, the truth and accuracy of the facts and the diligent and good faith determination of the opinions stated in such certificate shall in each case be conditions precedent to the right of any Obligor to have such action taken, and any certificate executed by any Obligor shall be deemed to represent and warrant that the facts stated in such certificate are true and accurate.

1.9	Kupol Project Company and Refugio Project Company

Any reference in this Agreement or any other Loan Document to an obligation of Bema to cause the Kupol Project Company or the Refugio Project Company to perform any obligation or take any action shall be deemed to be to an undertaking of Bema to take all reasonable steps to assert and exercise all contractual and other rights available to it under applicable law and under any documentation relating to the Kupol Project or the Refugio Project, respectively, and to use all other reasonable endeavours, in each case in order to cause performance of such obligation or the taking of such action by the Kupol Project Company or the Refugio Project Company, respectively.

2.	COMMITMENT; BORROWING AND INTEREST PERIOD SELECTION PROCEDURES, ETC

2.1	Commitment

(a)
Subject to the terms and conditions of this Agreement (including Clause 5) the Lender agrees that it will, from time to time on any Business Day occurring during the period commencing on the Effective Date and ending on the Commitment Termination Date, make loans (individually, a "Loan" and, collectively, the "Loans") denominated in Dollars to the Borrower as set forth in this Clause. No more than five (5) Loans shall be made by the Lender.

(b)
The Lender shall not be required to make any Loan if, after giving effect thereto, the aggregate original principal amount of all Loans made by the Lender since the Effective Date would exceed the Commitment Amount.

2.2	Procedure for Making the Loans

(a)
By delivering a Borrowing Request to the Lender by no later than 11:00 a.m. on any Business Day prior to the Commitment Termination Date, the Borrower may request, on not less than three (3) nor more than five (5) Business Days’ notice (counting the date on which such Borrowing Request is given), that a Loan be made by the Lender on the Borrowing Date, and in the principal amount, in each case as specified in such Borrowing Request. Upon receipt of a Borrowing Request, the request for the Loan to be made thereunder shall not thereafter be revocable.

(b) The aggregate principal amount of any Loan requested to be made in a Borrowing Request shall be in an integral multiple of U.S.$1,000,000.

(c)
Subject to the terms and conditions of this Agreement (including Clause 5), each Loan requested to be made in a Borrowing Request shall be made on the requested Borrowing Date. On such Borrowing Date and subject to such terms and conditions, the Lender shall, on or before 11:00 a.m., make funds available to the Borrower by crediting the principal amount of the requested Loan to such account of the Borrower as the Borrower may notify to the Lender.

2.3	Continuation Elections

By delivering a Continuation Notice to the Lender on or before 10:00 a.m. on a Business Day, the Borrower may from time to time irrevocably elect, on not less than three (3) nor more than five (5) Business Days’ notice (counting the date on which such Continuation Notice is given) prior to the expiration of any Interest Period with respect to any then outstanding Loan that such Loan be, upon the expiration of such Interest Period, continued as a Loan for the Interest Period specified in such Continuation Notice. No more than five (5) Interest Periods may be in effect at any one time.

In the absence of delivery of a Continuation Notice at least three (3) Business Days before the last day of the then current Interest Period with respect to any Loan, such Loan shall, on such last day, automatically be deemed to be continued with (subject to Clause 3.2.2) an Interest Period determined pursuant to the provisions of clause (c) of the definition of such term.

2.4	Cancellation

(a)
The Borrower may cancel the unutilised portion of the Commitment Amount in whole or in part on giving not less than five (5) Business Days prior written notice thereof to the Lender. Cancellation of any portion of the Commitment Amount shall be in an integral multiple of U.S.$1,000,000.

(b)	Any notice given under clause (a) shall be irrevocable.

2.5	Records

The Loans shall be evidenced by a loan account maintained by the Lender. The Borrower hereby irrevocably authorises the Lender to make (or cause to be made) appropriate account entries, which account entries, if made, shall evidence inter alia the date of, the principal amount of, any repayments of, the interest rate on, and the Interest Periods applicable to, the Loans. Any such account entries indicating the outstanding principal amount of the Loans shall be prima facie evidence of the principal amount thereof owing and unpaid, but the failure to make any such entry shall not limit or otherwise affect the obligations of the Borrower hereunder to make payments of the principal amount of, or interest on, the Loans when due.

2.6	Funding

The Lender may, if it so elects, fulfil its obligation to make or maintain all or any portion of the principal amount of the Loans by causing a foreign branch, affiliate or international banking facility of the Lender to make the Loans; provided, however, that in such event the obligation of the Borrower to repay the principal amount of the Loans, and pay interest thereon, shall nevertheless be to the Lender and shall be deemed to be held by it for the account of such foreign branch, affiliate or international banking facility.

3.	PRINCIPAL PAYMENTS; INTEREST

3.1	Principal Payments

The Borrower shall make payment in full of the unpaid principal amount of the Loans on the Final Maturity Date. Prior thereto, the Borrower may, from time to time on any Business Day, make a voluntary prepayment, in whole or in part, of the then outstanding principal amount of the Loans; provided, however, that:

(a)
the Borrower shall give the Lender not less than five (5) Business Days’ prior written notice (counting the date on which such notice is given) of any such voluntary prepayment, which notice, once given, shall be irrevocable; and

(b) all such partial voluntary prepayments shall be in an aggregate principal amount which is in an integral multiple of U.S.$1,000,000;

Each repayment or prepayment of the principal amount of the Loans made pursuant to this Clause shall be without premium or payment of any other additional amount, except as may be required pursuant to Clause 4.3. Any repayment or prepayment of the principal amount of the Loans shall include accrued interest on the date of repayment or prepayment on the principal amount being prepaid. The principal amount of the Loans repaid or prepaid may not be re- borrowed.

3.2	Interest Payments

The Borrower shall make payments of interest in accordance with this Clause.

3.2.1	Rate

The Borrower shall pay interest on the principal amount of the Loans outstanding from time to time prior to and at maturity at a rate per annum equal to the sum of:

(a) the LIBO Rate for the Loans as in effect from time to time; plus

(b) the Applicable Margin as in effect from time to time.

3.2.2	Post-Maturity Rate

After the maturity of all or any portion of the principal amount of the Loans or after any other Obligations shall have become due and not been paid, the Borrower shall pay interest (after as well as before judgment) on the principal amount of the Loans so matured or on any such other Obligations at a rate per annum equal to the sum of:

(a) the LIBO Rate for such Interest Periods as the Lender may from time to time select;

(b) the Applicable Margin as in effect from time to time; plus

(c) two percent (2%).

3.2.3	Payment Dates

Interest accrued on each Loan shall be payable, without duplication, on:

(a)
the last day of each Interest Period with respect to such Loan (and, in addition to such day, if such Interest Period shall exceed three (3) months, on each date which is the last day of each successive three (3)-monthly period occurring during such Interest Period (with the first such three (3) month period to commence on the first day of such Interest Period));

(b) the maturity of such Loan; and

(c) with respect to any portion of any Loan repaid or prepaid pursuant to Clause 3.1 or 4.4, the date of such repayment or prepayment, as the case may be.

Interest accrued on each Loan, after the maturity thereof and interest on other overdue amounts, shall be payable upon demand. The amount of accruing interest on any Loan shall be calculated during each Interest Period applicable thereto by the Lender on the daily outstanding principal amount of such Loan.

3.2.4	Rate Determinations

All determinations by the Lender of the rate of interest applicable to any Loan shall be conclusive absent demonstrated error.

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3.4	Final Maturity Date

During the two (2) week period commencing on 31 December, 2005 the Borrower and the Lender shall discuss the progress of the development of the Kupol Project together with the proposals for the implementation of the Kupol Permanent Financing. If, following such discussions, the Lender (following consultation with the Independent Engineer and after consideration of any revisions to the Technical Review submitted pursuant to Clause 7.1(h)), reasonably determines that the Kupol Permanent Financing is unlikely to be implemented in a manner which would enable the initial drawdown to occur thereunder in an amount, and in a manner, sufficient to enable the Borrower to repay all amounts outstanding hereunder on or prior to 21 July, 2006 or if any Relevant Kupol Event has then occurred then, on 15 January, 2006, the date referred to in clause (a) of the definition of the term "Final Maturity Date" shall, immediately and without further action, be amended to 21 April, 2006.

4.	INCREASED COSTS; TAXES; MARKET DISRUPTIONS

4.1	Dollars Unavailable

(a) If, prior to the date on which the Lender shall make any determination of the LIBO Rate for any Interest Period with respect to any Loan the Lender shall have determined that either:

(i) Dollar certificates of deposit or Dollar deposits, as the case may be, in the relevant amount and for the relevant Interest Period are not available to the Lender in the London interbank market; or

	(ii)	by reason of circumstances affecting the Lender in the London interbank market, adequate means do not exist for ascertaining the interest rate applicable hereunder then the Lender shall promptly give notice of such determination to the Borrower.

(b)
As soon as practicable following the giving of any notice described in clause (a), the Lender and the Borrower shall negotiate for a period not exceeding thirty (30) days with a view to agreeing an alternative basis (including an alternative to the LIBO Rate) for making or maintaining the Loans. During such period interest shall accrue on the principal amount of each affected Loan at the rate applicable to such Loan immediately prior to the giving of such notice. If no such alternative basis is agreed within such period, each affected Loan shall bear interest at a rate per annum equal to the sum of:

	(i)	the cost to the Lender of funding such Loan (as determined by the Lender which determination shall, in the absence of demonstrated error, be conclusive and binding on the Borrower); plus

	(ii)	the Applicable Margin as in effect from time to time.

4.2	Increased Costs, etc

The Borrower agrees to reimburse the Lender for any increase in the cost to the Lender of making, continuing or maintaining (or of its obligation to make, continue or maintain) each Loan, and for any reduction (other than as specifically covered in any other provision of Clause 4) in the amount of any sum receivable or earned by the Lender hereunder in respect of making, continuing or maintaining any portion of any such Loan (including any reduction in the Lender’s (or its controlling person’s) rate of return on its capital), in either case from time to time by reason of any regulatory change. In the event of the incurrence of any such increased cost or reduced amount, the Lender shall promptly notify the Borrower thereof stating in reasonable detail the reasons therefor, the additional amount required fully to compensate the Lender for such increased cost or reduced amount and the calculation of such additional amount. Such notice shall, in the absence of demonstrated error, be conclusive and binding on the Borrower.

4.3	Funding Losses

In the event the Lender shall incur any loss or expense (including any loss or expense incurred by reason of the liquidation or reemployment of Dollar deposits or other funds acquired by the Lender to make, continue, or maintain any portion of the principal amount of the Loans) as a result of:

(a) any repayment or prepayment of the principal amount of a Loan on a date other than the scheduled last day of the Interest Period applicable thereto, whether pursuant to Clause 3.1 or otherwise; or

(b)
any action of the Borrower resulting in any Loans not being made, continued or maintained in accordance with the Borrowing Request relating thereto or any Continuation Notice, as the case may be, given in connection therewith, then, upon the request of the Lender to the Borrower, the Borrower shall pay to the  Lender such amount as will (in the reasonable determination of the Lender)  reimburse the Lender for such loss or expense. A statement as to any such loss or  expense (including calculations thereof in reasonable detail) shall be submitted by  the Lender to the Borrower and shall, in the absence of demonstrated error, be  conclusive and binding on the Borrower.

4.4	Illegality

(a)
If it becomes unlawful for the Lender to make any of the Loans, the obligations of the Lender to make any portion of the principal amount of the Loans shall, upon such determination, forthwith be suspended until the Lender shall become aware that the circumstances causing such suspension no longer exist and shall have notified the Borrower to such effect, at which time the obligation of the Lender to make the Loans shall be reinstated.

(b)
If it becomes unlawful for the Lender to continue the Loans, then, upon notice by the Lender to the Borrower, the Borrower shall, within fifteen (15) Business Days after the giving of such notice (or such earlier date as may be required by applicable law) repay the principal amount of and interest on the then outstanding Loans (subject, however, to Clause 4.3).

4.5	Taxes

(a)
All payments by the Borrower of principal of, and interest on, the Loans and all other amounts payable pursuant to this Agreement or any other Loan Document to the Lender shall be made free and clear of, and without deduction for any, present or future income, excise, stamp or other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority of any jurisdiction, in each case other than franchise taxes and taxes imposed on or measured by the recipient’s overall net income or receipts (such non-excluded items referred to as "Taxes"). In the event that any withholding or deduction from any payment to be made by the Borrower hereunder or under any other Loan Document is required in respect of any Taxes pursuant to any applicable law, then the Borrower will:

		(i)	to the extent that any such Taxes are payable by the Borrower, pay directly to the relevant authority the full amount to be so withheld or deducted;

		(ii)	promptly forward to the Lender an official receipt or other documentation satisfactory to the Lender evidencing such payment to such authority; and

(iii)
pay to the Lender such additional amount or amounts as is necessary to ensure that the net amount actually received by the Lender will be equal to the full amount the Lender would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against the Lender with respect to any payment received by the Lender hereunder or under any other Loan Document, the Lender may pay such Taxes and the Borrower will promptly pay such additional amounts (including any penalties, interest or expenses) as is or are necessary in order that the net amount received by the Lender after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount the Lender would have received had such Taxes not been asserted.

(b)
If the Borrower fails to pay any Taxes when due to the appropriate taxing authority, or fails to remit to the Lender the required receipts or other required documentary evidence, the Borrower shall indemnify the Lender for any incremental Taxes, interest or penalties that may become payable by the Lender as a result of any such failure.

4.6	Mitigation

(a)
In the event that the Borrower is obliged to make payment of any amount to the Lender pursuant to Clause 4.2 or 4.5 (excluding, however, in the case of Clause 4.5, any withholding in respect of interest payments arising as a result of applicable law as in effect on the Effective Date) or the circumstances described in any of Clause 4.1(a) or 4.4 shall have occurred with respect to the Lender, the Lender agrees that it will take such reasonable steps as may reasonably be open to it to mitigate the effects of the circumstances described in the foregoing Clauses (including the transfer of the Lender’s Dollar Lending Office to another jurisdiction and the application for a Tax Credit); provided, however, that the Lender shall not be obligated to:

(i)
take any such steps if, in its opinion, such steps would require it to achieve less than its expected return under this Agreement or would have an adverse effect upon its assets or financial condition;

		(ii)	achieve any particular result in the case of any such steps resulting in less than complete mitigation of the relevant circumstances; or

		(iii)	take any such steps if, in its opinion, it would incur a liability to the Borrower as a result thereof except pursuant to clause (b).

(b)
If, pursuant to clause (a), the Lender effectively obtains a refund of tax or credit (a "Tax Credit") against a payment made by the Borrower pursuant to Clause 4.5 (a "Tax Payment"), and the Lender is able to identify such Tax Credit as being attributable to such Tax Payment, then the Lender, forthwith after actual receipt of such Tax Credit, shall reimburse the Borrower for such amount as shall be reasonably attributable to such Tax Payment; provided, however, that the Lender shall not be required to make any such reimbursement which would cause it to lose the benefit of such Tax Credit or would otherwise materially adversely affect any matter relating to the Lender in connection with the assessment or payment of any Taxes. The Lender shall have absolute discretion as to whether to claim any Tax Credit, and if it does so claim, the extent, order and manner in which it does so. The Lender shall not be obliged to disclose information regarding its tax affairs or computations to the Borrower.

5.	CONDITIONS PRECEDENT TO MAKING LOANS

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6.	REPRESENTATIONS AND WARRANTIES

In order to induce the Lender to enter into this Agreement and to make and continue the Loans hereunder the Obligors each represent and warrant unto the Lender as set forth in this Clause. The representations and warranties set forth in this Clause shall be made upon the delivery of each Borrowing Request and each Continuation Notice, and shall be deemed to have been made on each Borrowing Date (both immediately before and immediately after the application of the proceeds of the relevant Loans) and on the first day of each Interest Period.

6.1	Organisation, Power, Authority, etc

Each Obligor is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and is duly qualified to do business and is in good standing (where such concept is applicable) as a foreign company in each jurisdiction where the nature of its business makes such qualification necessary and where failure to so qualify or remain in good standing might result in a Materially Adverse Effect. Each Obligor has full power and authority, and holds all material Approvals, to own and hold under lease its property, to sue and to be sued in its own name and to conduct its business substantially as currently conducted by it. Each Obligor has full power and authority to enter into and perform its obligations under each Loan Document executed or to be executed by it and, in the case of the Borrower, to obtain the Loans hereunder.

6.2	Due Authorisation; Non-Contravention

The execution and delivery by each Obligor of each Loan Document executed or to be executed by it and the performance by each Obligor of its obligations thereunder, and, in the case of the Borrower, the receipt of the Loans hereunder:

(a) have been duly authorised by all necessary corporate action on its part;

(b) do not require any Approval (other than those Approvals which have been obtained);

(c)
do not and will not conflict with, result in any violation of, or constitute any default under, any provision of any of its Organic Documents or any applicable law, contractual obligation or Approval binding on it; and

(d)
will not result in or require the creation or imposition of any lien on any of its properties pursuant to the provisions of any contractual obligation (other than pursuant to this Agreement and any Security Agreement to which such Obligor is a party).

6.3	Validity, etc

(a) Each Loan Document executed by each Obligor constitutes the legal, valid and binding obligation of such Obligor enforceable in accordance with its terms (subject to bankruptcy and insolvency laws and other similar laws of applicability to creditors generally and to general equitable principles).

(b)
Upon taking of the various actions described in Clause 5.1.2 each Security Agreement will create in favour of the Lender a valid and perfected (or the equivalent in any relevant jurisdiction) first-priority lien on all of the assets, properties, rights and revenues referred to in each such Security Agreement as security for the relevant obligations expressed to be covered thereby, subject to no other liens, except:

(i) for mandatory provisions of applicable law; and

(ii) as specifically permitted by this Agreement or such Security Agreement.

6.4	Legal Status

No Obligor nor any of their respective properties or revenues enjoys any right of immunity from suit, set-off, attachment prior to judgment or in aid of execution, or execution on a judgment in respect of its obligations under any of the Loan Documents to which it is a party.

6.5	Financial Information

All balance sheets and statements of operations, shareholders’ equity and cash flow (including statements describing Risk Management Obligations) and all other financial information relating to any Relevant Bema Group Company which have been furnished by or on behalf of any Obligor to the Lender for the purposes of or in connection with this Agreement or any transaction contemplated hereby, including the consolidated balance sheet of Bema and its subsidiaries at 31 December, 2003, and the related consolidated statements of operations, shareholders’ equity and cash flow (including statements describing Risk Management Obligations) of Bema, as audited by PricewaterhouseCoopers have been prepared in accordance with GAAP consistently applied throughout the periods involved and present fairly the financial position of Bema and the other persons covered thereby as at the dates thereof and the results of its operations for the periods then ended. Except as permitted to be incurred pursuant to Clause 9.14, no Relevant Bema Group Company has on the date hereof any material contingent liability or liability for taxes, long-term leases or unusual forward or long-term commitments which are not reflected in its financial statements described in this Clause or in the notes thereto.

6.6	Absence of Default

(a)
No Relevant Bema Group Company is in default in the payment of (or in the performance of any material obligation applicable to) any indebtedness of such Relevant Bema Group Company which, individually or in the aggregate, is in excess of an aggregate of U.S.$1,000,000 (or the equivalent thereof in any other currency);

(b) no Default is outstanding or would result from the making of the Loan; and

(c)
without duplication of Clause 6.6.(a) no Relevant Bema Group Company is in default under any material provision of any instrument to which it is party, any material applicable law or any material contractual obligation.

6.7	Litigation, etc

There is no pending or, to the knowledge of any Obligor, threatened litigation, arbitration, employment dispute or governmental investigation or proceeding against any Relevant Bema Group Company or to which any of any such entity’s business, operations, properties, assets, revenues or prospects is subject which could reasonably be expected to have a Materially Adverse Effect.

6.8	Materially Adverse Effect

Since 31 December, 2003 and since the date of the most recent financial statements delivered pursuant to Clause 7.1(a), there have been no occurrences which, individually or in the aggregate, have or may reasonably be expected to have a Materially Adverse Effect.

6.9	Taxes and Other Payments

Each Relevant Bema Group Company has:

(a) filed all tax returns and reports required by applicable law to have been filed by it, and

(b)
paid all taxes and governmental charges thereby shown to be owing and all claims for sums due for labour, material, supplies, personal property and services of every kind and character provided with respect to, or used in connection with its business and no claim for the same exists except as permitted hereunder, except (i) any such taxes, charges or sums which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books, and (ii) any such sums (and not, for the avoidance of doubt, taxes or charges) the non-payment of which could not, individually or in the aggregate, reasonably be expected to have a Materially Adverse Effect.

6.10	Adequacy of Information

The factual information provided by or on behalf of any Relevant Bema Group Company to the Independent Engineer in connection with its review of the Technical Review or otherwise in connection with this Agreement or to the Lender in connection with its decision to enter into this Agreement is, in each such case, true and correct in all material respects and, at the time of provision thereof, did not omit to state or include any information or fact the omission of which might render any such provided information misleading in any material respect.

6.11	Environmental Warranties

(a) All facilities and properties (including any groundwater affected by the activities conducted on such facilities and properties) owned, operated,

leased and utilised by any Relevant Bema Group Company have been, and continue to be, owned, operated, leased or utilised in compliance with the Agreed Environmental Requirements and in material compliance with all Environmental Laws;

(b) no Relevant Bema Group Company manages any Hazardous Materials at any of its facilities or assets in material violation of any Environmental Laws; and

(c)
there are no events, conditions or circumstances occurring at or relating to any facilities or assets of any Relevant Bema Group Company involving any environmental pollution or contamination that have led to, or would reasonably be expected to lead to, any action being taken by any Governmental Agency or any other person charged under law with a responsibility to enforce any Environmental Law.

6.12	Pari Passu

The payment Obligations of each Obligor under each Loan Document to which it is a party rank at least pari passu in right of payment with all of such Obligor’s other unsecured indebtedness, other than any such indebtedness which is preferred by mandatory provisions of applicable law.

6.13	Ownership and Use of Properties.

Each Relevant Bema Group Company has good title (or the equivalent thereof in any relevant jurisdiction) to all of the material assets it owns or purports to own, free and clear of all liens or claims (including infringement claims with respect to patents, trademarks, copyrights and the like) except as permitted pursuant to Clause 9.15.

6.14	Kupol Permanent Financing

No Obligor has any reason to believe that:

(a) the Kupol Permanent Financing cannot be implemented, and the funds thereunder not made available in full, in each case by no later than 21 July, 2006; or

(b) any Approval necessary for the implementation of the Kupol Permanent Financing, and for funds to be made available in full thereunder, will not be issued or available on or prior to 21 July, 2006.

6.15	Acting as Principal

In entering into this Agreement and each other Loan Document the Borrower and each other Obligor is acting as principal for its own account and not, for the avoidance of doubt, as agent or trustee or in any other capacity whatsoever on behalf of any third party.

7.	INFORMATION UNDERTAKINGS

7.1	Financial Information, etc

Bema will furnish, or will cause to be furnished, to the Lender copies of the following financial statements, reports and information:

(a)
promptly when available, and in any event within one hundred and twenty (120) days after the close of each Fiscal Year, the consolidated balance sheet of Bema and its subsidiaries at the close of such Fiscal Year and the related consolidated statements of operations, shareholders’ equity and cash flow (including statements describing Risk Management Obligations) of Bema and its subsidiaries, in each case with comparable information at the close of and for the prior Fiscal Year, and reported on without Impermissible Qualification by PricewaterhouseCoopers or other auditors of recognised international standing;

(b)
promptly when available, and in any event within forty five (45) days after the close of each of the first three Fiscal Quarters of each Fiscal Year of Bema, its consolidated balance sheet at the close of such Fiscal Quarter, and its related consolidated statements of operations, shareholders’ equity and cash flow (including statements describing Risk Management Obligations), in each such case in respect of such related statements, for such Fiscal Quarter and for the period commencing at the close of the previous Fiscal Year and ending with the close of such Fiscal Quarter (with comparable information at the close of and for the corresponding Fiscal Quarter of the prior Fiscal Year and for the corresponding period during such prior Fiscal Year) and certified by an accounting or financial Authorised Representative of Bema;

(c) within forty five (45) Business Days after each Calculation Date, a Compliance Certificate calculated as of such Calculation Date;

(d)
as soon as possible (and in any event within three (3) Business Days) after becoming aware of the occurrence of any Default, a statement of the chief financial Authorised Representative of Bema setting forth details of such Default and the action which has been taken, and which it is proposed be taken, with respect thereto;

(e)
as soon as possible (and in any event within five (5) Business Days) after any Obligor knows or has reason to know of any event or circumstance which has a reasonable likelihood of having a Materially Adverse Effect, notice of such event or circumstance describing the same in reasonable detail;

(f)
as soon as possible (and in any event within five (5) Business Days) after any Obligor knows or has reason to know of, of any pending or threatened litigation, arbitration, employment dispute or governmental investigation or proceeding against any Relevant Bema Group Company or to which any of such entity's business, operations, properties, assets, revenues or prospects is subject and which could, if adversely determined, be reasonably be expected to have a Materially Adverse Effect, notice of such litigation, etc. describing the same in reasonable detail;

(g)
promptly upon the making, filing or receipt thereof, copies of each filing and report or document made to or filed with, or received from, any Governmental Agency, and of each communication from Bema to its shareholders or creditors generally, which, in any such case, relate to or describe any material matter in connection with the business, operations, assets, financial condition or prospects of any Relevant Bema Group Company;

(h)
in conjunction with the discussions referred to in Clause 3.4, and by no later than, 1 December, 2005, a revised Technical Review in form acceptable to the Independent Engineer reflecting any change in any fact, event or circumstance which renders the Technical Review as then currently in effect inaccurate;

(i)
within twenty (20) Business Days after the end of each quarter an operating and performance report with respect to the operational and financial performance of the Julietta Project, the Kupol Project and the Refugio Project during such quarter together with a budget for the future development and operation of each of the Julietta Project, the Kupol Project and the Refugio Project; and

(j)
such other information in the possession of, or available to, any Relevant Bema Group Company with respect to the financial condition, business, properties, assets, revenues and operations of any Bema Group Company, the Kupol Project, the Julietta Project and/or the Refugio Project as the Lender may from time to time reasonably request.

8.	FINANCIAL COVENANTS

8.1	Financial Condition

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9.	GENERAL UNDERTAKINGS

Each Obligor agrees with each Lender Party that, until the Commitment has terminated and all Obligations have been paid and performed in full, it will perform its obligations set forth in this Clause.

9.1	Compliance with Laws

Without prejudice to the provisions of Clause 9.8, each Obligor will, and Bema will cause each Relevant Bema Group Company to, comply in all material respects with all applicable laws.

9.2	Approvals

Each Obligor will, and Bema will cause each Relevant Bema Group Company to, obtain, maintain in full force and effect, and comply in all respects with, all Approvals as may be required or advisable from time to time for each Relevant Bema Group Company to:

(a) execute, deliver and perform its obligations under any of the Loan Documents executed or to be executed by it;

(b) grant and perfect the liens granted or purported to be granted and perfected by it pursuant to any Security Agreement to which it is a party; and

(c) maintain and operate its business materially in accordance with standard industry practice.

9.3	Maintenance of Corporate Existence, etc

Each Obligor will, and Bema will cause each Obligor, each Charged Share Issuer, the Julietta Project Company, the Kupol Project Company and the Refugio Project Company to, do and cause to be done at all times all things necessary to maintain and preserve its corporate existence and will do and cause to be done at all times all things necessary for each such Relevant Bema Group Company to be duly qualified to do business and be in good standing (where such concept is relevant) as a foreign corporation, in each jurisdiction where the nature of its business makes such qualification necessary and where failure to so qualify or remain in good standing might result in a Materially Adverse Effect.

9.4	Payment of Taxes, etc

Each Obligor will, and Bema will cause each Relevant Bema Group Company to, file all tax returns and reports required by applicable law to have been filed by it. Each Obligor will, and Bema will cause each Relevant Bema Group Company to, pay and discharge, as the same may become due and payable, all taxes, assessments, fees and other governmental charges or levies against it or on any of its property, as well as claims of any kind or character (including claims for sums due for labour, material, supplies, personal property and services); provided, however, that the foregoing shall not require any Relevant Bema Group Company to pay or discharge any such tax, assessment, fee, charge, levy or claim so long as it shall be diligently contesting the validity or amount thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves in accordance with GAAP with respect thereto.

9.5	Books and Records

Each Obligor will, and Bema will cause each Relevant Bema Group Company to, keep financial records and statements reflecting all of its business affairs and transactions in accordance with GAAP.

Each Obligor will permit, and Bema will cause each Relevant Bema Group Company to permit, the Independent Engineer, the Lender or any of their respective representatives upon reasonable notice to inspect during normal business hours any and all of the properties and operations of each Relevant Bema Group Company and to visit during normal business hours all of its offices or any other location where relevant personnel or records are located.

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9.7	Use of Proceeds

The Borrower shall apply the proceeds of the Loans for the purposes referred to in Recital C to this Agreement.

9.8	Environmental Covenants

Each Obligor will, and Bema will cause each Relevant Bema Group Company to:

(a)
use and operate all of its facilities and properties in compliance with Environmental Laws and the Agreed Environmental Requirements, keep all necessary or advisable permits, approvals, certificates, licenses and other authorisations relating to environmental matters in effect and remain in compliance therewith, and handle all Hazardous Materials in material compliance with all applicable Environmental Laws and the Agreed Environmental Requirements;

(b)
promptly notify the Lender and provide copies upon receipt of all material written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws and the Agreed Environmental Requirements; and

(c) provide such information and certifications which the Lender may reasonably request from time to time to evidence compliance with this Clause.

9.9	Pari Passu

Each Obligor will ensure that the payment Obligations of such Obligor under this Agreement and each other Loan Document to which such Obligor is a party rank at least pari passu in right of payment with all of such Obligor’s present and future other indebtedness, other than any such (other than financial indebtedness) indebtedness which is preferred by mandatory provisions of applicable law.

9.10	Accuracy of Information

Each Obligor will ensure that all factual information hereafter furnished by or on behalf of any Relevant Bema Group Company in writing to the Lender or to its advisers (including the Independent Engineer) for the purposes of or in connection with this Agreement or any transaction contemplated hereby will be true and accurate in all material respects on the date as of which such information is dated or certified and such information shall not be incomplete by omitting to state any material fact known to any Relevant Bema Group Company necessary to make such information not misleading in any material respect.

9.11	Insurance

Each Obligor will, and Bema will cause each Relevant Bema Group Company to, maintain, such insurance (including business interruption insurance) with respect to the properties and business of each such Obligor and other Relevant Bema Group Company against such casualties and contingencies and of such types and in such amounts as is customary in accordance with best industry practice (including with respect to the identity of the insurance companies providing such insurance) in the case of similar properties and businesses similarly situated and such other insurance as may be required by any applicable law and Bema will, upon request of the Lender, furnish to the Lender at reasonable intervals a certificate setting forth the nature and extent of all insurance maintained by the Relevant Bema Group Companies in accordance with this Clause and confirming its adequacy and sufficiency. Without prejudice to the foregoing each Obligor will, and Bema will cause each Relevant Bema Group Company to, ensure that all premiums required to be paid in order to ensure that the policies referred to in this Clause are in full force and effect shall be paid as and when the same shall become due and payable.

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9.13	Business Activities; Fiscal Year; Organic Documents

No Obligor will:

	(a)	engage in any business activity other than:

(i)
in the case of Bema, as a holding company for the ownership, directly or indirectly, of all or a portion of the issued and outstanding share capital of subsidiaries engaged in exploration, development, mining and related activities in connection with the mining of gold, copper and other precious and base metals and activities related and incidental thereto;

(ii)
in the case of Kupol Cyprus, as a holding company for the ownership of all or a portion of the issued and outstanding share capital of the Kupol Project Company and activities related and incidental thereto;

(iii) in the case of White Ice, as a holding company for the ownership of all of the issued and outstanding share capital of Kupol Cyprus and activities related and incidental thereto; and

(iv) in the case of the Borrower, as a special purpose company for the borrowing of funds hereunder and activities related and incidental thereto; or

	(b)	change its Fiscal Year or (except to the extent required by mandatory provisions of applicable law) Organic Documents.

9.14	Indebtedness

No Obligor will, and Bema will not permit any Relevant Bema Group Company to, create, incur, assume or suffer to exist or otherwise become or be liable in respect of any indebtedness other than:

	(a)	indebtedness in respect of the Loans and other Obligations;

(b)
indebtedness in respect of Risk Management Obligations implemented in connection with the Agreed Risk Management Cover or other Risk Management Obligations incurred by any Relevant Bema Group Company in the ordinary course of its business;

(c)
indebtedness in respect of taxes, assessments or governmental charges, and indebtedness in respect of amounts accrued due and payable in connection with employment, materials or supplies to the extent that payment thereof shall not at the time be required to be made in accordance with the provisions of Clause 9.4;

(d)
indebtedness in respect of judgments or awards, the enforcement of which has not been stayed (by reason of a pending appeal or otherwise), for a period of more than ten (10) Business Days, which do not, in the aggregate with respect to all Relevant Bema Group Companies, exceed U.S.$1,000,000 (or the equivalent thereof in any other currency);

	(e)	indebtedness outstanding from one Relevant Bema Group Company to another Relevant Bema Group Company and where, in the case of any such indebtedness incurred by a Charged Share Issuer, the rights of the provider of such indebtedness have been charged or otherwise secured as security for the Obligations pursuant to a Security Agreement;

(f)
indebtedness not in excess of an aggregate principal amount of U.S.$70,000,000 and U.S.$13,000,000 outstanding pursuant to the terms and conditions of each of the Convertible Notes and the Julietta Project Loan Agreements, respectively, in each case as in effect on the Effective Date; and

(g)
indebtedness relating to the operation of the Julietta Project and permitted to be outstanding pursuant to the terms and conditions of the Julietta Project Loan Agreements, in each case as in effect on the Effective Date;

(h)
indebtedness not in excess of an aggregate principal amount of U.S.$10,000,000 at any time outstanding incurred by any Relevant Bema Group Company (other than the Borrower, Kupol Cyprus or White Ice) for purposes of providing working capital in connection with the development and operation of the Refugio Project together with indebtedness constituted by a guarantee from Bema of such first mentioned indebtedness;

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(j)	indebtedness not in excess of an aggregate principal amount of U.S.$10,000,000 at any one time outstanding incurred by Bema in connection with working capital and overdraft facilities;

(k)
(i) in the case of Bema, indebtedness incurred by way of a guarantee of Project Indebtedness incurred in connection with the development of the Cerro Casale Project on terms and conditions reasonably acceptable to the Lender, and (ii) in the case of any subsidiary of Bema (other than any Obligor) Project Indebtedness incurred in connection with the development of the Cerro Casale Project on terms and conditions reasonably acceptable to the Lender; and

(l)	indebtedness not in excess of an aggregate amount of U.S.$1,000,000 incurred by any Relevant Bema Group Company by way of Capitalised Lease Liabilities;

provided, however, that indebtedness of the nature referred to in clause (h), (i), (j), (k) or (l) may not be incurred at any time when any Default shall have occurred and indebtedness of the nature referred to in clause (k) may not be incurred at any time when any Relevant Kupol Event shall have occurred.

9.15	Liens

No Obligor will, and Bema will not permit any Relevant Bema Group Company to, create, incur, assume or suffer to exist any lien upon any of its properties, revenues or assets, whether now owned or hereafter acquired, except:

(a) liens in favour of the Lender granted pursuant to any Loan Document;

(b)
liens for taxes, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(c)
liens of carriers, warehousemen, mechanics, materialmen, suppliers and landlords incurred in the ordinary course of business for sums not overdue or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(d)
liens incurred in the ordinary course of business in connection with unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for financial indebtedness) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

(e)
judgment liens in existence less than ten (10) Business Days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies;

(f)
liens in respect of assets relating to the Julietta Project and permitted to be outstanding pursuant to the terms and conditions of the Julietta Project Loan Agreements, in each case as in effect on the Effective Date;

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(h)
liens in respect of indebtedness permitted to be incurred pursuant to Clause 9.14(k) and limited to (i) the granting of a lien by Bema or any subsidiary referred to in clause (b) of the definition of the term "Project Indebtedness" in respect of the shares of any such subsidiary and any intercompany debt owed by any such subsidiary to Bema or any other such subsidiary, and (ii) the granting of a lien by any subsidiary referred to in such definition in respect of the assets of such subsidiary.

9.16	Restricted Payments, etc.

Bema will not:

(a)
declare, pay or make any distribution (in cash, property or obligations) on any shares of any class of capital stock (now or hereafter outstanding) of Bema or on any ownership interest of Bema or on any warrants, options or other rights with respect to any shares of any class of capital stock of, or other ownership interest (now or hereafter outstanding) in, Bema or apply any of its funds, property or assets to the purchase, redemption or other retirement of any shares of any class of capital stock of, or other ownership interest (now or hereafter outstanding) in, Bema, or warrants, options or other rights with respect to any shares of any class of capital stock of, or other ownership interest (now or hereafter outstanding) in, Bema;

	(b)	repay, redeem, purchase or otherwise defease or discharge any indebtedness owing to, or make any other payment to, any affiliate; or

	(c)	make any deposit for any of the foregoing purposes or otherwise discharge any indebtedness incurred by any affiliate;

provided, however, that Bema may only make any payment or take any other action for any of the foregoing purposes if:

(x) no Default shall then have occurred and be continuing or would result from any such payment or other action; and

(y)
Bema shall have demonstrated to the reasonable satisfaction of the Lender that (i) no Default would occur as a result of the making of such payment or the taking of such other action, and (ii) Bema will be in compliance with its obligations under Clause 8.1 at all times occurring on or prior to the then scheduled Final Maturity Date (ignoring, for purposes of this sub-clause (y)(ii) only, the impact of the implementation of the Kupol Permanent Financing).

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10.	EVENTS OF DEFAULT

10.1	Events of Default

The term "Event of Default" shall mean any of the events set forth in this Clause.

10.1.1	Non-Payment of Obligations

Any Obligor:

(a)
shall default in the payment, repayment or prepayment when due of any principal amount of or interest on any Loan (and, in the case of any default which is caused by administrative or technical error on the part of the Lender, such default shall continue unremedied for a period of three (3) Business Days); or

(b) shall default in the payment when due of any other Obligation (and such default shall continue unremedied for a period of five (5) Business Days).

10.1.2	Non-Performance of Certain Covenants

Any Obligor shall default in the due performance and observance of any of its obligations under Clause 9.6, 9.7, 9.9 9.14, 9.15, 9.16, 9.17, 9.18, 9.20 or 9.22.

10.1.3	Non-Performance of Other Obligations

Any Obligor shall default in the due performance or observance of any term, condition, covenant or agreement contained herein or in any other Loan Document executed by it (other than a default referred to in Clause 10.1.1 or 10.1.2), and, if capable of cure or remedy, such default shall continue unremedied for a period of thirty (30) days.

10.1.4	Breach of Representation or Warranty

Any representation or warranty of any Obligor made hereunder or under any other Loan Document executed by it or in any other document delivered by or on behalf of such Obligor to the Lender for the purposes of or in connection with this Agreement or any such Loan Document is or shall be incorrect in any material respect when made.

10.1.5	Default on other Indebtedness

(a)
A default shall occur in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any indebtedness (other than indebtedness described in Clause 10.1.1) of any Obligor or any other Relevant Bema Group Company, having a principal amount, individually or in the aggregate with respect to the Obligors and the Relevant Bema Group Companies, in excess of U.S.$1,000,000 (or the equivalent thereof in any other currency); or

(b)
a default shall occur and be continuing in the performance or observance of any obligation or condition with respect to any indebtedness (other than indebtedness described in Clause 10.1.1) of any Relevant Bema Group Company if:

(i)
the effect of such default is to permit (after the passage of time, the giving of notice, the making of any required determination or any combination of the foregoing) the acceleration of the maturity of any such indebtedness; or

(ii)
such default shall continue unremedied for any applicable period of time sufficient to permit the holder or holders of such indebtedness, or any trustee or agent for such holders, to cause such indebtedness to become due and payable prior to its expressed maturity.

10.1.6	Bankruptcy, Insolvency, etc.

(a)
Any Relevant Bema Group Company is unable to pay its debts as they fall due, commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors; or

(b) any Relevant Bema Group Company or any other person, takes any action, or other steps are taken or legal proceedings are started, for the winding-up,

dissolution or reorganisation of such Relevant Bema Group Company, or for the appointment of an examiner, receiver, liquidator, administrator, administrative receiver, manager or similar officer for it or of any or all of its assets and, if such action, steps or legal proceedings are not taken by such Relevant Bema Group Company, such action, steps or legal proceedings are acquiesced in by such Relevant Bema Group Company or shall result in the entry of an order for relief or shall remain for thirty (30) days undismissed; or

	(c)	any action or proceeding similar to those described in clause (a) or (b) shall occur with respect to, or be initiated by or against, any Relevant Bema Group Company in any jurisdiction.

10.1.7	Impairment of Loan Documents

Any Loan Document shall terminate (other than in accordance with its terms) or cease in whole or in any material part to be the legal, valid, binding and enforceable obligation of any Obligor party thereto; any Obligor or other party shall, directly or indirectly, contest in any manner such effectiveness, validity, binding nature or enforceability; or any lien securing any Obligation shall, in whole or in part, cease to be a perfected lien which, except as referred to in Clause 6.3(b), ranks first in priority.

10.1.8	Judgments

Any judgment or order for the payment of money which is, individually or in the aggregate with respect to all Relevant Bema Group Companies, in excess of

	U.	S.$1,000,000 (or the equivalent thereof in any other currency), shall be rendered against any Relevant Bema Group Company and either:

	(a)	enforcement proceedings shall have been commenced by any creditor upon such judgment or order; or

	(b)	there shall be any period of ten (10) consecutive Business Days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

10.1.9	Change in Control

	(a)	Any Change in Control shall occur; or

(b)
the ordinary shares of Bema shall (without the consent of the Lender, such consent not to be unreasonably withheld) cease to be listed on the Toronto Stock Exchange, the Alternative Investment Market of the International Stock Exchange of London or the American Stock Exchange.

10.1.10	Materially Adverse Effect

Any event shall occur or condition shall exist which, in either case, constitutes a Materially Adverse Effect.

10.1.11	Expropriation, etc.

Any Governmental Agency or other person purporting to be, or acting as, any Governmental Agency condemns, nationalises, seizes or otherwise expropriates all or any substantial part of the property or other assets of any Relevant Bema Group Company or of its share capital or other ownership interests, or assumes custody or control of such property or other assets or of the business or operations of any Relevant Bema Group Company or implements any regulation or law with respect to the remission of funds offshore, taxation or any other matter affecting such property or other assets or share capital or other ownership interests and such condemnation, nationalisation, seizure, expropriation, assumption, action or implementation is not withdrawn, rescinded, reversed, or in the case of any such action with respect to property or assets, the same are not replaced with equivalent property or assets within thirty (30) days.

10.2	Action if Bankruptcy

If any Event of Default described in Clause 10.1.6 shall occur, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of the outstanding Loans and all other Obligations shall automatically be and become immediately due and payable, without notice or demand.

10.3	Action if Other Event of Default

If any Event of Default (other than any Event of Default described in Clause 10.1.6) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Lender may, upon notice or demand to the Borrower, declare all or any portion of the outstanding principal amount of the Loans to be due and payable and any or all other Obligations to be due and payable (and/or, in each such case, to be payable on demand) and/or the Commitment (if not theretofore terminated) to be terminated, whereupon the relevant unpaid principal amount of the Loans and any and all other Obligations which shall be so declared due and payable shall be and become immediately due and payable (or, in the case of any such Obligations placed on demand, immediately payable on demand by the Lender), without further notice, demand, or presentment, and/or, as the case may be, the Commitment shall terminate.

11.	GENERAL PAYMENT PROVISIONS AND SET-OFF

11.1	Payments, Computations, etc

(a)
All payments by any Obligor pursuant to this Agreement or any other Loan Document, whether in respect of principal amount, interest or otherwise, shall (except with respect to any repayment or prepayment of any Obligation denominated in another currency) be paid in Dollars. All such payments made in Dollars shall be made by the relevant Obligor to the Lender, by delivery of Dollars in immediately available funds to an account of the Lender at the Lender’s Dollar Lending Office, which account shall be designated from time to time by notice to the Borrower from the Lender, for the account of the Lender. All such payments denominated in Dollars shall be made, without setoff, deduction, or counterclaim, not later than 11:00 a.m., New York City time, on the date when due. All such payments denominated in any currency other than Dollars shall be payable to such account, and by such time, as the Lender shall specify from time to time. Any payments received hereunder after the time and date specified in this Clause shall be deemed to have been received by the Lender on the next following Business Day. All interest and fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest or fee is payable over a year comprised of 360 days. Subject to clauses (d) and (e) of the definition of "Interest Period", whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest or fees, if any, in connection with such payment.

All calculations of any amount due hereunder or any other Loan Document shall be made by the Lender and shall, in the absence of demonstrated error, be conclusive evidence of such amount.

(b)
For purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(c)
If any provision of this Agreement would oblige any Obligor to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lender of "interest" at a "criminal rate" (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable law or so result in a receipt by the Lender of "interest" at a "criminal rate".

11.2	Setoff

In addition to and not in limitation of any rights or remedies of the Lender under applicable law or otherwise, the Lender (or any branch thereof) shall, in the event that any Obligor defaults in the payment, repayment or prepayment when due of any payment Obligation, have the right to appropriate and apply to the payment of such Obligations owing to it (whether or not then due) any and all balances, credits, deposits, accounts or moneys of such Obligor then or thereafter maintained with the Lender in whatever currency or commodity

11.3	Application of Proceeds

If at any time any amount received by the Lender is less than the amount then due and payable pursuant to this Agreement or any other Loan Document (including any proceeds received by the Lender in respect of any sale of, collection from, or other realisation upon, all or any part of any collateral security subject to any Security Agreement) such amount may, in the discretion of the Lender, be held by the Lender as additional collateral security under the relevant Security Agreement for, or then or at any time thereafter be applied (after payment of any amounts payable to the Lender pursuant to Clauses 12.3 and 12.4 and similar provisions contained in the other Loan Documents) in whole or in part by the Lender against, all or any part of the Obligations in the following order:

	(a)	first, to amounts outstanding to the Lender under any Loan Document in respect of any amount other than interest on, or the principal amount of, the Loan;

	(b)	second, to amounts outstanding to the Lender under any Loan Document in respect of interest on the Loan; and

	(c)	third, to amounts outstanding to the Lender under any Loan Document in respect of the principal amount of the Loan.

Any surplus of such cash or cash proceeds held by the Lender and remaining after payment in full of all the Obligations shall be paid over to whomsoever may be lawfully entitled to receive such surplus.

11.4	Currency of Payment

If:

(a)
any amount payable by any Obligor under this Agreement or any other Loan Document is received by the Lender in a currency ("Payment Currency") other than the amount agreed to be payable in the currency in which the relevant Obligation is denominated (the "Relevant Currency"), whether as a result of any judgement or order or the enforcement thereof, the liquidation of such Obligor or otherwise; and

	(b)	the amount produced by converting the Payment Currency so received into the Relevant Currency is less than the required amount of the Relevant Currency,

then the Borrower shall, as an independent obligation separate and independent from its other obligations contained hereunder and in any other Loan Document, indemnify the Lender for the deficiency and any loss sustained as a result. Such conversion shall be made promptly following receipt at such prevailing rate of exchange in such market as is reasonably determined by the Lender as being most appropriate for the conversion. The Borrower shall in addition pay the reasonable costs of the conversion. Each Obligor waives any right it may have in any jurisdiction to pay any amount under this Agreement or any other Loan Document in a currency other than the Relevant Currency.

12.	MISCELLANEOUS

12.1	Waivers, Amendments, etc

The provisions of this Agreement and of each other Loan Document (except to the extent otherwise set forth in such Loan Document) may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by each Obligor party thereto and the Lender.

No failure or delay on the part of the Lender in exercising any power or right under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on any Obligor in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by the Lender under any Loan Document shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

12.2	Notices

All notices and other communications provided to any party hereto under any Loan Document shall be in writing and shall be sent by hand delivery, courier delivery or facsimile or electronic communication and addressed or delivered to it at its address set forth below its signature hereto and designated as its "Address for Notices" or at such other address as may be designated by such party in the relevant Loan Document or in a notice to the other parties. Any notice:

	(a)	if sent by hand delivery or courier delivery, shall be deemed received when delivered in legible form;

	(b)	if transmitted by facsimile, shall be deemed given when transmitted (with transmission confirmed by the sending facsimile machine); and

	(c)	if transmitted by electronic communication, shall be deemed given when actually received by the recipient in readable form.

12.3	Costs and Expenses

	(a)	The Borrower agrees to pay on demand:

(i)
all reasonable fees and expenses (including legal fees) of the Lender incurred in connection with the negotiation, preparation, execution and delivery of each Loan Document, including schedules and exhibits, whether or not the transactions contemplated hereby are consummated;

(ii)
all reasonable fees and expenses (including legal fees) of the Lender incurred in connection with any amendments, waivers, consents, supplements or other modifications to any Loan Document as may from time to time hereafter be required;

(iii)
all reasonable fees and related expenses of any independent technical adviser (including the Independent Engineer) employed by the Lender in connection with the transactions contemplated by this Agreement (including (x) the review of the Technical Review and (y) any visit of the nature referred to in Clause 9.5);

(iv)
all reasonable out-of-pocket expenses of the Lender's agents or officers in connection with any visit of the nature referred to in Clause 9.5 at any time when any Default shall have occurred and be continuing or at any time when the Lender shall have reasonably determined that circumstances or events exist so as to make it likely that a Default will exist in the future; and

(v)
any stamp or other taxes incurred in connection with the preparation and review of the form of any instrument relevant to any Loan Document, the consideration of legal questions relevant to any default in the performance of any obligations hereunder and thereunder and the filing, recording, refiling or re-recording of any Loan Document and all amendments or supplements to any thereof and any and all other documents or instruments of further assurance required to be filed or recorded or refiled or re-recorded by the terms of any Loan Document.

	(b)	The Borrower agrees to reimburse the Lender on demand for all reasonable fees and expenses (including legal fees) incurred by the Lender in connection with:

(i) the negotiation of any restructuring or "work-out", whether or not consummated, of any Obligations; and

(ii) the enforcement of any Obligations.

	(c)	All fees and expenses of any legal adviser to the Lender payable by the Borrower hereunder shall be paid on a full indemnity basis.

12.4	Indemnification

In consideration of the execution and delivery of this Agreement by the Lender and the extension of the Commitment, each Obligor indemnifies, exonerates and holds the Lender and each of its officers, directors, employees and agents (the "Indemnified Parties") free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities and damages and expenses in connection therewith (including reasonable legal fees on a full indemnity basis) (the "Indemnified Liabilities"), incurred by the Indemnified Parties or any of them as a result of, or arising out of, or relating to:

	(a)	any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Loan;

	(b)	entering into and performance of any Loan Document by any of the Indemnified Parties (including any action brought by or on behalf of the

Borrower or any other person as the result of any determination by the Lender pursuant to Clause 5 not to fund any Loan);

(c)
any investigation, litigation or proceeding related to any environmental cleanup, audit, compliance or other matter relating to the protection of the environment or the release by any Relevant Bema Group Company of any Hazardous Material; or

(d)
the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission, discharging or releases or threatened releases from, any real property owned or operated by any Relevant Bema Group Company of any Hazardous Material (including any losses, liabilities, damages, injuries, costs, expenses or claims asserted or arising under any Environmental Law, regardless of whether caused by, or within the control of, such Relevant Bema Group Company);

except for any such Indemnified Liabilities arising for the account of a particular Indemnified Party by reason of the relevant Indemnified Party’s negligence or wilful misconduct, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, each Obligor hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

12.5	Survival

The obligations of the Borrower under Clauses 3.3, 4.2, 4.3, 4.5, 12.3 and 12.4, shall, in each case, survive any termination of this Agreement. The representations and warranties made by each Obligor in each Loan Document to which such Obligor is a party shall survive the execution and delivery of such Loan Document.

12.6	Severability

Any provision of any Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of such Loan Document or affecting the validity or enforceability of such provision in any other jurisdiction.

12.7	Headings

The various headings of each Loan Document are inserted for convenience only and shall not affect the meaning or interpretation of such Loan Document or any provisions hereof or thereof.

12.8	Counterparts, Effectiveness, etc

This Agreement may be executed by the parties hereto in several counterparts, each of which shall, when executed, be deemed to be an original and all of which shall constitute together but one and the same agreement. This Agreement shall become effective on the date (the "Effective Date") when counterparts hereof executed on behalf of each Obligor (or notice thereof satisfactory to the Lender) shall have been received by the Lender.

12.9	Governing Law

This Agreement and (except as set forth to the contrary therein) each other Loan Document and all matters and disputes relating hereto and thereto shall be governed by, and construed in accordance with, English law.

12.10	Assignments and Transfers by the Obligors

The Obligors shall not be entitled to assign or transfer all or any of their respective rights, benefits and obligations under any Loan Document except with the consent of the Lender.

12.11	Assignments and Transfers by the Lender

The Lender may at any time assign or transfer all or any of its rights and benefits under the Loan Documents to another bank or financial institution; provided, however, that any such assignment or transfer to any such bank or financial institution which, as at the effective date of such assignment or transfer would be entitled to make a claim for payment of any amount under Clause 4.5 in the event that a payment under this Agreement had been made to such bank or financial institution on such effective date shall not be made without the prior written consent of the Borrower.

The Lender may at any time sell any participation or similar interest in its Commitment or the Loans and each Obligor hereby acknowledges and agrees that in connection with any such sale, the seller of any such participation shall be entitled to claim under the provisions of Clause 4.2, 4.3, 4.4, 4.5, 12.3 and 12.4 on behalf of the purchaser of any such participation as if such purchaser was named as the Lender in such provisions (but in no event shall such seller be entitled to claim any amount on behalf of any such purchaser under any such provision which is in excess of the amount which such seller would then be entitled to claim under such provision in respect of the portion of its Commitment or the Loans so participated); provided, however, that:

(a) for the avoidance of doubt, the sale by the Lender of any such participation or similar interest shall not relieve the Lender of any of its obligations hereunder; and

(b) the Obligors shall be required to deal only with the Lender and not with any purchaser of a participation from the Lender.

In connection with any assignment, transfer or sale of a participation or similar interest by the Lender as contemplated by this Clause the Lender may, subject to Clause 12.12, supply to the relevant assignee, transferee or purchaser such information in its possession with respect to the Loans and Commitment and the Loan Documents as the Lender shall deem appropriate.

12.12	Confidentiality

Information provided by any Obligor hereunder or under any other Loan Document shall not be disclosed by the Lender for any purpose other than evaluation, monitoring and review pursuant to this Agreement; provided, however, that such information may be disclosed:

	(a)	as contemplated by Clause 12.11 if the relevant assignee, transferee or purchaser is advised such information is confidential and such persons agree to keep such information confidential;

	(b)	to any director, officer or employee of the Lender; provided, however, that the same is treated in the same manner as other confidential information held by the Lender;

(c)
to legal advisers, accountants and other consultants and professional advisors determined by the Lender to require such information for the purpose of assisting in or advising upon such evaluation, monitoring and review, if such persons are advised that such information is confidential to the relevant Obligor;

	(d)	pursuant to applicable law;

	(e)	to the extent that such information is public;

(f)
to the extent that such information was previously known to the Lender through means other than the Obligors, or was acquired from a third party not known to the Lender to be under a duty of confidentiality to an Obligor; or

	(g)	in connection with the exercise by the Lender of any rights and remedies at any time when any Default has occurred and is continuing.

12.13	Forum Selection and Consent to Jurisdiction

(a)
The parties hereto hereby irrevocably agree that, for the benefit of the Lender only, the courts of England shall have exclusive jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and, for such purposes, each Obligor irrevocably submits to the exclusive jurisdiction of such courts.

(b)
Each Obligor irrevocably waives any objection which it might now or hereafter have to the courts referred to in clause (a) being nominated as the forum to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and agrees not to claim that any such court is not a convenient or appropriate forum.

(c)
Each Obligor agrees that the process by which any suit, action or proceeding is begun may be served on it by being delivered in connection with any suit, action or proceeding in England, to it at c/o Charles Russell,

8-10 New Fetter Lane, London EC4A 1RS (the "Process Agent"). If for any reason the Process Agent ceases to act as such or ceases to have an address in England, each Obligor shall promptly appoint another such agent and notify the Lender of such appointment and the new agent's, name and address.

(d)
The submission to the jurisdiction of the courts referred to in clause (a) shall not (and shall not be construed so as to) limit the right of the Lender to take proceedings against any Obligor in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

12.14	Entire Agreement

The Loan Documents constitute the entire agreement and understanding of the parties with respect to the subject matter thereof and supersede any previous agreement, written or oral, between the parties relating to the subject matter thereof.

12.15	Waiver of Immunity

To the extent that any Obligor may be entitled in any jurisdiction to claim for itself or its assets, immunity from suit, execution, attachment or other legal process whatsoever, it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction.

12.16	Third Party Rights

Except as contemplated by Clause 12.4 a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

The parties to this Agreement have executed and delivered this Agreement with the intent that it take effect as a deed on the date and year first mentioned above.

The Borrower

BCK VENTURES LIMITED by:	)
)

Signature

Name Printed

Title

Address for Notices:	Dr. K. Chrysostomides & Co.
1 Lambousa Street
1095 Nicosia
Cyprus

Facsimile No.:	+357 2 277 9939

Attention:	Irene Argyrides

e: mail:	i.argyrides@chrysostomides.com.cy

The Guarantors

BEMA GOLD CORPORATION by:	)
)

Signature

Name Printed

Title

Address for Notices:	Suite 3100
Three Bentall Centre
595 Burrard Street
P.O. Box 49143
Vancouver
British Columbia
Canada V7X 1J1

Facsimile No.:	+1 604 681 6209

Attention:	Roger Richer

e: mail:	rricher@bemagold.com

WHITE ICE VENTURES LIMITED by:	)
)

Signature

Name Printed

Title

Address for Notices:	c/o HWR Services Limited
Craigmuir Chambers
P.O. Box 71
Road Town
Tortola
British Virgin Islands

Facsimile No.:	+1 284 494 3547

Attention:	Gilda Richardson

e:mail:	Gilda.Richardson@harneys.com

KUPOL VENTURES LIMITED by:	)
)

Signature

Name Printed

Title

Address for Notices:	Dr. K. Chrysostomides & Co.
1 Lambousa Street
1095 Nicosia
Cyprus

Facsimile No.:	+357 2 277 9939

Attention:	Irene Argyrides

e:mail:	i.argyrides@chrysostomides.com.cy

The Lender:

BAYERISCHE HYPO- UND	)
VEREINSBANK AG by:	)
Signature

Name Printed: Frank Biburger

Title: Senior Vice President

Signature

Name Printed: Cyril Ohene-Amadi

Title: Project Manager

Address for Notices:	Natural Resources (MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Germany

Facsimile No.:	+49 (0) 89 378 41518

Attention:	Frank Biburger

e:mail:	frank.biburger@hvb.de

With a copy to:	Portfolio Management (MCS2P2)
Am Tucherpark 1 (VTW1)
80538 Munich
Germany

Facsimile:	+ 49 (0) 89 378 26293

Attention:	Sabine Lehan

e:mail:	sabine.lehan@hvb.de

Dollar Lending Office:	41 Moorgate
London
EC2R 6PP

Facsimile No.:	+ 44 (0) 20 7382 1199

Attention:	Stewart Miloslawer

e:mail:	stewart.miloslawer@hvbeurope.com